                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                              The Diana Corporation
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $1.00
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   252790100
- -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Patricia Renda
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                 April 16, 1996
- -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                  Check the following box if a fee is being paid with this statement: |_|



                                  SCHEDULE 13D
- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  252790100                                                              Page    2    of    19   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                           I.D. #13-3729429
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

     ------------------------------------------------------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             254,950 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         254,950 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     254,950 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  252790100                                                              Page    3    of    19   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                                   I.D. #13-3729430
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ------------------------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             242,100 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         242,100 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     242,100 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D



- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  252790100                                                              Page    4    of    19   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ------------------------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             12,850 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         12,850 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     12,850 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D



- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  252790100                                                              Page    5    of    19   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

     ------------------------------------------------------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             254,950 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         254,950 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     254,950 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D



- ----------------------------------------------------                              -------------------------------------------
CUSIP No.  252790100                                                              Page    6    of    19   Pages
          ---------------------------------------                                      -------    -------
- ----------------------------------------------------                              -------------------------------------------


- ---- ------------------------------------------------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Russell L. Anmuth                           I.D. ####-##-####
- ---- ------------------------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)
                                                                                                               (b)

- ---- ------------------------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ------------------------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
- ---- ------------------------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ------------------------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ----------------------------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         18,550 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             254,950 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- ----------------------------------------------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         18,550 shares of Common Stock
               --------- ----------------------------------------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         254,950 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     273,500 shares of Common Stock
- ---- ------------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ------------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
- ---- ------------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1, dated April 22 1996, to the Schedule 13, dated January 22, 1996 (the "Schedule 13D"), filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore"), Jonathan
L. Steinberg ("Mr. Steinberg") and Russell L. Anmuth ("Mr. Anmuth" and collectively, the "Reporting Entities"), relates to the Common Stock, par value $1.00 per share (the "Common Stock") of The Diana Corporation, a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 is hereby amended and restated as set forth below:  Of the 242,100 shares of Common Stock acquired by the Partnership (the "Partnership Purchases"), 232,850 shares were acquired in brokered transactions for an aggregate purchase price of $2,540,378.82 and 9,250 shares were acquired pursuant to a five percent stock dividend payable on January 5, 1996 to shareholders of record on December 18, 1995.
The 12,850 shares  of  Common  Stock  purchased  by  WisdomTree   Offshore (the
"Offshore Purchases") were acquired in brokered transactions for an aggregate purchase price of $205,772.42. Of the 18,550 shares of Common Stock acquired by Mr. Anmuth, 18,225 shares were acquired in brokered transactions for an aggregate purchase price of

$197,208.41 and 325 shares were acquired pursuant to the aforementioned stock dividend.

                  The  source  of  funds  for  the  Partnership   Purchases was
investment capital contributed by the Partnership. The source of funds for the Offshore Purchases was investment capital contributed by WisdomTree Offshore. The source of funds for the shares purchased by Mr. Anmuth was personal funds contributed by Mr. Anmuth.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated as set forth below:

                   (a) As of April 17, 1996, the Partnership beneficially owned a total of 242,100 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 254,950 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 12,850 shares of the Common Stock of the Company, Mr. Steinberg beneficially owned a total of 254,950 shares of the Common Stock of the Company and Mr. Anmuth beneficially owned a total of 273,500 shares of the Common Stock of the Company, constituting 5.9%, 6.2%, .3%, 6.2% and 6.6%, respectively, of
the  shares of Common  Stock then outstanding,   based  on  4,128,520  shares
of Common Stock reported to be outstanding as disclosed in the Company's quarterly report on Form 10-Q the quarter ended January 6, 1996. As of April 17, 1996, the Reporting Entities beneficially owned a total of 273,500 shares of the Common Stock of the Company, constituting 6.6% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.

                   (b) The Partnership, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 242,100 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 12,850 shares of Common Stock. Mr. Anmuth has sole voting and dispositive power with respect to 18,550 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.

                   (c) Information concerning transactions in Common Stock effected by the Reporting Entities since the filing of the Schedule 13D on January 22, 1996 is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A since the filing of the Schedule 13D on January 22, 1996.

                   (d)  Not applicable.

                   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and restated as set forth below:
                  Neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the individuals listed on Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, with the exception of Margin Agreements by and between Paine Webber Incorporated and each of the Partnership and WisdomTree Offshore.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and restated as set forth below:

                  1. Margin Agreement by and between Paine Webber Incorporated and the Partnership.

                  2. Margin Agreement by and between Paine Webber Incorporated and WisdomTree Offshore.

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc., Individual Investor Group, Inc. and WisdomTree Offshore, Ltd., as well as the business address of each director of such entities not employed by such entities.

WisdomTree Capital
Management, Inc.                                        Position

Jonathan L. Steinberg                                   Chairman, Chief Executive Officer, Treasurer and
                                                        Director

Robert Schmidt                                          President and Director

Scot Rosenblum                                          Vice President, Secretary and Director

Russell Anmuth                                          Vice President


Individual Investor
Group, Inc.                                             Position

Jonathan L. Steinberg                                   Chairman, Chief Executive Officer and Director

Robert Schmidt                                          President, Chief Operating Officer and Director

Scot Rosenblum                                          Vice President, Secretary and Director

Henry Clark                                             Controller and Assistant
                                                        Secretary

Peter M. Ziemba                                         Assistant Secretary

Bruce Sokoloff                                          Director; Executive Vice President, Reliance Group
                                                        Holdings, Inc., 55 East 52nd Street, New York, New York
                                                        10055

WisdomTree Offshore, Ltd.                               Position

Jonathan L. Steinberg                                   Vice President

Scot Rosenblum                                          Chairman, Vice President and Director







Christopher Wetherhill                                   President and Director; Chief Executive Officer, The
                                                         Hemisphere Group Limited, Hemisphere House, 9 Church
                                                         Street, Hamilton, Bermuda

Charles Quin                                             Director; Partner, Quin & Hampson, George Town, Grand
                                                         Cayman, Cayman Islands.


                                   SCHEDULE B


The Partnership

1. On January 29, 1996, the Partnership purchased 1,500 shares of Common Stock of the Company in brokered transactions at a price of $15.86 per share.

2. On January 30, 1996, the Partnership purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $15.30 per share.

3. On January 31, 1996, the Partnership purchased 23,000 shares of Common Stock of the Company in brokered transactions at a price of $15.85 per share.

4. On February 12, 1996, the Partnership purchased 2,850 shares of Common Stock of the Company in brokered transactions at a price of $16.56 per share.

WisdomTree Offshore

1. On February 9, 1996, WisdomTree Offshore purchased 3,000 shares of Common Stock of the Company in brokered transactions at a price of $15.52 per share.

2. On February 12, 1996, WisdomTree Offshore purchased 2,850 shares of Common Stock of the Company in brokered transactions at a price of $16.56 per share.

Mr. Anmuth

1. On February 15, 1996, Mr. Anmuth purchased 3,000 shares of Common Stock of the Company in brokered transactions at a price of $15.81 per share.

2. On February 21. 1996, Mr. Anmuth purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $14.19 per share.

3. On February 29, 1996, Mr. Anmuth purchased 1,000 shares of Common Stock of the Company in brokered transactions at a price of $19.56 per share.

4. On March 1, 1996, Mr. Anmuth purchased 1,500 shares of Common Stock of the Company in brokered transactions at a price of $19.94 per share.

5. On March 1, 1996, Mr. Anmuth purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $20.69 per share.

6. On March 28, 1996, Mr. Anmuth purchased 1,000 shares of Common Stock of the Company in brokered transactions at a price of $20.69 per share.

7. On April 11, 1996, Mr. Anmuth purchased 1,000 shares of Common Stock of the Company in brokered transactions at a price of $36.00 per share.

8. On April 11, 1996, Mr. Anmuth purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $36.13 per share.

9. On April 16, 1996, Mr. Anmuth purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $41.13 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: April 22, 1996                       WISDOMTREE ASSOCIATES, L.P.

                                            By: WisdomTree Capital Management,
                                                Inc., General Partner



                                            By:/s/ Scot A. Rosenblum Name:
                                            Scot A. Rosenblum Title: Vice
                                            President



Dated: April 22, 1996                       WISDOMTREE CAPITAL MANAGEMENT, INC.



                                            By:/s/ Scot A. Rosenblum Name:
                                            Scot A. Rosenblum Title: Vice
                                            President



Dated: April 22, 1996                       WISDOMTREE OFFSHORE, LTD.



                                            By:/s/ Scot A. Rosenblum Name:
                                            Scot A. Rosenblum Title: Director



Dated: April 22, 1996                       By:/s/ Jonathan L. Steinberg
                                               -------------------------
                                               Jonathan L. Steinberg




Dated: April 22, 1996                       By:/s/ Russell L. Anmuth
                                               ---------------------
                                               Russell L. Anmuth